Exhibit 99.3

Lausanne, 6 June 2018

Dear Shareholder,

We are pleased to report that AC Immune has continued to make significant progress in 2017 – our first full year as a public company. Notably, our lead asset, crenezumab, entered a second pivotal Phase 3 trial in Alzheimer’s disease with our partner Genentech, a member of the Roche group. And there were also positive important developments and progress with our other assets, along with an exciting new collaboration with Essex Biotechnology in Asia, our first endeavor in this region.

Two noteworthy examples of pipeline progress occurred in the first quarter 2018 when we announced plans to start the first-in-human study for an alpha-synuclein positron emission tomography (PET) tracer for earlier and more accurate diagnosis of Parkinson’s disease. In addition, our Tau small molecules (Tau Morphomers) demonstrated target-specific reduction of pathological Tau and related neuro-inflammation as well as functional improvement.

Today AC Immune is built on three strong strategic pillars – Alzheimer’s disease, neuro-orphan indications and diagnostics. Further, we believe that precision medicine, a rapidly advancing science, which provides highly accurate matching of therapeutics and disease, will significantly improve patients’ lives. As we continue to advance and grow, we are investing time and talent in this game-changing factor in human health.

Leading expertise in the pathology of misfolded proteins

We continued to invest in our core highly-valued R&D resources and we aim at advancing our portfolio as rapidly as possible – in partnerships or alone – as we pursue our mission of being a leader in precision medicine for neurodegenerative diseases.

AC Immune’s deep pipeline features nine therapeutic and three diagnostic product candidates – with five product candidates currently in clinical trials. Notably, the anti-Tau antibody – also partnered with Genentech – moved into a Phase 2 trial for Alzheimer's disease.

The pipeline expansion with new antibodies active against alpha-synuclein and TDP-43 marks the advancement of our business strategy by targeting pathological proteins involved in Alzheimer’s disease and Parkinson’s disease, beyond Abeta and Tau. These two antibodies may potentially also address significant neurodegenerative and orphan indications.

Based on the promising safety profile and potential dose dependent reduction of amyloid plaques, we plan to move ACI-24, the anti-Abeta vaccine program for Alzheimer’s disease, forward into a Phase 2 clinical trial. Also we completed recruitment for a Phase 1b trial targeting Alzheimer’s disease-like characteristics in individuals with Down syndrome.

Encouraged by the latest data, AC Immune and our partner Janssen Pharmaceuticals jointly decided to advance the ACI-35 anti-Tau vaccine program for Alzheimer’s disease into the next stage of development.

The measurable progress of our diagnostic portfolio has become an important value driver for the Company. We will commence in the second half 2018 a first in human study for the potentially first alpha-synuclein positron emission tomography (PET) tracer for Parkinson’s disease. This new compound is highly selective for alpha-synuclein aggregates, a recognized and known target for Parkinson’s disease.

During 2017, we were also honored to have been awarded a continuation of a 2015 research grant from the Michael J. Fox Foundation for Parkinson’s Research (MJFF) for this important diagnostic program.

AC Immune has one of the largest Tau pipelines in the industry. Several Tau small molecule candidates, derived from the Company’s proprietary MorphomerTM platform and designed to cross the blood brain barrier, have demonstrated target-specific reduction of pathological Tau and related neuroinflammation as well as functional improvement in proof-of-concept studies in Alzheimer’s disease. The IND/CTA enabling studies have started and a Phase 1 study will commence by the end of 2018.

15 years anniversary: from a start-up to a clinical stage biopharmaceutical company

2018 is a landmark year as we are celebrating 15 years of AC Immune. We started in 2003 with fundamental new insights into the pathology of misfolding proteins and how they might be a root cause of Alzheimer’s disease. That core expertise will also continue to drive our future success as we leverage it in related diseases such as Parkinson’s disease and Down syndrome.

A key element of our success is a strong company culture based on a highly talented and rapidly growing team. While we advance our company to the next exciting stage of development it is vital that we continue to focus on our commitment to innovation and maintain our core entrepreneurial attitude.

So where do we go from here? Our strategy is clear: we will continue to invest and create value across the three pillars of our business – Alzheimer’s disease, neuro-orphan indications and diagnostics.

We are celebrating 15 years of AC Immune – 15 years of extraordinary achievements by outstanding people. In closing, we would like to thank all our employees for their passion, team spirit and commitment.

Moreover, the achievements of the past 15 years would not have been possible without the long-term commitment and belief of many of you, our highly valued shareholders. We greatly appreciate the insights and feedback you give us whenever we have the opportunity to meet face to face, and we look forward to sharing with you the important milestones planned over the coming 12 months.

Together, we are justified in looking ahead with great optimism to another 15 years of excellence and innovation.

Martin Velasco	Prof. Andrea Pfeifer

Chairman of the Board	CEO